Chadwick L. Mills (650) 843-5654 cmills@cooley.com

May 24, 2007

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:	Mary K. Fraser
Jeffrey P. Riedler

RE:	Jazz Pharmaceuticals, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Registration No. 333-141164

Ladies and Gentlemen:

On behalf of Jazz Pharmaceuticals, Inc. (the “Registrant”), we are transmitting for filing Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-141164 (the “Registration Statement”). We are also sending copies of this letter and the Amendment (including one set of Exhibits), as well as copies that are marked to show changes to Amendment No. 3 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 17, 2007, to the staff of the Commission (the “Staff”) in care of Ms. Fraser.

As we indicated in our correspondence dated May 16, 2007 to the Staff in connection with the filing of Amendment No. 3 to the Registration Statement (the “Prior Amendment” and together with the Amendment, the “Amendments”) and in response to comments received from the Staff by letter dated May 15, 2007, the Registrant has commenced marketing of its initial public offering and intends to request that the Registration Statement be declared effective as of May 31, 2007. To date, we have not received comments from the Staff concerning the Registrant’s confidential treatment request dated March 27, 2007 with respect to Exhibits 10.30-10.44 and 10.46-10.51 to the Registration Statement, and the confidential treatment request dated April 20, 2007 with respect to Exhibit 10.54 to the Registration Statement (together, the “Confidential Treatment Requests”). Pursuant to our telephone conversations with Ms. Fraser and Mr. Riedler, we understand that this is largely due to the high volume of filings and other matters requiring the Staff’s attention. As a result, and as discussed with Mr. Riedler on May 23, 2007, in order to assist the Staff in expediting its review of the Confidential Treatment Requests and after taking into consideration the Registrant’s intent to request that the Registration Statement be declared effective as of May 31, 2007, the Registrant hereby respectfully withdraws its Confidential Treatment Requests with respect to Exhibits 10.31-10.32, 10.37-10.40, 10.43-10.44 and 10.54, and has re-filed such Exhibits in unredacted form with the Amendment. We respectfully advise the Staff that, notwithstanding the potential competitive harm to the Registrant by filing the aforementioned Exhibits in unredacted form, the Registrant is willing to withdraw such Confidential Treatment Requests with respect to such Exhibits due to the potential greater harm to the Registrant in delaying the effectiveness of the Registration Statement and the associated pricing of the Registrant’s initial public offering.

As mentioned above, the Registrant currently intends to request that the Registration Statement be declared effective as of May 31, 2007 and in connection therewith, intends to file its request for acceleration of effectiveness on Tuesday, May 29, 2007. Accordingly, we respectfully request any

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Securities and Exchange Commission May 24, 2007 Page Two

comments regarding the Amendments and/or the Confidential Treatment Requests with respect to the remaining Exhibits for which the Registrant is requesting confidential treatment of as soon as possible. For your convenience, attached hereto is a list of the remaining Exhibits for which the Registrant is requesting confidential treatment of. In connection with its request for acceleration of effectiveness, which the Registrant expects to submit on May 29, 2007, the Registrant will furnish the acknowledgement letter requested from the Staff by letter dated April 13, 2007.

Please direct any questions or comments regarding this filing to me at (650) 843-5654, Suzanne Sawochka Hooper at (650) 843-5180 or John M. Geschke at (650) 843-5757 if the Staff requires any additional information prior to acceleration of effectiveness of if there is anything that we or the Registrant can do to further facilitate your review.

Sincerely,

/s/ Chadwick L. Mills

Chadwick L. Mills

cc:	Matthew K. Fust, Jazz Pharmaceuticals, Inc.
Carol A. Gamble, Esq., Jazz Pharmaceuticals, Inc.
P.J. Honerkamp, Esq., Jazz Pharmaceuticals, Inc.
Bruce Dallas, Esq., Davis Polk & Wardwell
John M. Geschke, Esq., Cooley Godward Kronish LLP

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Chadwick L. Mills (650) 843-5654 cmills@cooley.com

List of remaining Exhibits for which the Registrant is requesting confidential treatment of:

Exhibit Number	Description of Document

10.30	Asset Purchase Agreement, dated as of October 4, 2004, by and among the Registrant, Glaxo Group Limited and SmithKline Beecham Corporation dba GlaxoSmithKline.

10.33	Amended and Restated Services Agreement, dated as of May 31, 2005, by and between Orphan Medical, Inc. and Express Scripts Specialty Distribution Services, Inc.

10.34	Consent and Addendum to Amended and Restated Master Services Agreement, dated as of June 1, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.

10.35	Addendum No. 2 to Amended and Restated Master Services Agreement, dated as of June 22, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.

10.36	Addendum No. 3 to Amended and Restated Master Services Agreement, dated as of August 17, 2006, by and between the Registrant and Express Scripts Specialty Distribution Services, Inc.

10.41	Amended and Restated Xyrem License and Distribution Agreement, dated as of June 30, 2006, by and between the Registrant and UCB Pharma Limited.

10.42	License Agreement, dated as of January 31, 2007, by and between the Registrant and Solvay Pharmaceuticals, Inc.

10.46	License Agreement, dated as of December 22, 1997, by and between Solvay Pharmaceuticals, Inc and Elan Corporation plc.

10.47	Amendment to License Agreement, dated as of March 1, 1999, by and between Solvay Pharmaceuticals, Inc and Elan Corporation plc.

10.48	Letter Amendment No. 2 to License Agreement, dated April 13, 2000, by and between Solvay Pharmaceuticals, Inc and Elan Pharmaceutical Technologies.

10.49	Amendment Agreement No. 3 to License Agreement, dated as of November 7, 2006, by and between Solvay Pharmaceuticals, Inc. and Elan Corporation, plc.

10.50	Xyrem Manufacturing Services and Supply Agreement, dated as of March 13, 2007, by and between the Registrant and Patheon Pharmaceuticals, Inc.

10.51	Quality Agreement, dated as of March 13, 2007, by and between the Registrant and Patheon Pharmaceuticals, Inc.

650000 v1/HN

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